Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 24, 2013

(Relating to Preliminary Prospectus Dated July 8, 2013)

Registration No. 333-187859

This free writing prospectus should be read together with the preliminary prospectus, dated July 8, 2013 (the “Preliminary Prospectus”), included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-187859), relating to the initial public offering of common stock by Liquid Holdings Group, Inc. The Preliminary Prospectus has been updated by Amendment No. 6 to the Registration Statement on Form S-1, which was filed on July 24, 2013. A copy of the most recent preliminary prospectus included in Amendment No. 6 to the Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1562594/000119312513299995/d484709ds1a.htm. The following summarizes certain disclosures in the preliminary prospectus included in Amendment No. 6 to the Registration Statement that update the disclosures in the Preliminary Prospectus. References to “Liquid Holdings Group,” “our company,” “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus.

On July 24, 2013, we reorganized as a Delaware corporation and changed our name from Liquid Holdings Group, LLC to Liquid Holdings Group, Inc. As a result of this reorganization, all of our outstanding common units converted into shares of common stock of Liquid Holdings Group, Inc. at a ratio of 10,606.81 shares of common stock for each common unit. The disclosure set forth in the Preliminary Prospectus has been updated to reflect this conversion.

On July 11, 2013, Thomas Ross, a member of our Board of Directors, loaned us $250,000 to be payable in full on January 10, 2014. The loan bears interest on the unpaid principal balance at a rate of 4% per annum until the earlier of payment in full or January 10, 2014, after which time any amount of unpaid principal or interest will bear interest at a rate of 6% per annum. We expect to use approximately $250,400 of the net proceeds of the offering to repay in full the amount outstanding under this loan. The loan proceeds were used for working capital. The disclosure set forth in the Preliminary Prospectus has been updated to reflect this loan.

The disclosure set forth in the Preliminary Prospectus has been updated to indicate that (i) there are no selling stockholders participating in the offering, (ii) the total shares of common stock being offered are 4,200,000 and (iii) we have granted the underwriter a 30-day option to purchase up to 630,000 additional shares of our common stock at the initial public offering price, less the underwriting discount, solely to cover over-allotments, if any.

The disclosure set forth in the Preliminary Prospectus has been updated to indicate that the number of shares of common stock outstanding does not reflect 1,432,185 additional shares of common stock issuable under outstanding but unvested restricted stock units and 1,378,949 additional shares of our common stock reserved for future issuance under our 2012 Amended and Restated Stock Incentive Plan.

The disclosure set forth in the Preliminary Prospectus has been updated to indicate that (i) Brian Ferdinand and Douglas Von Allmen have indicated an interest in purchasing an aggregate of up to $16 million of our shares of common stock in this offering at the initial public offering price and (ii) after the completion of this offering, our principal stockholders, executive officers and directors will hold 60% of the voting power of all outstanding shares of our common stock, or 67% if Messrs. Ferdinand or Von Allmen purchase an aggregate of $16 million of our shares of common stock in this offering.

The disclosure set forth in the Preliminary Prospectus has been updated to indicate that (i) any shares of our common stock purchased by Mr. Ferdinand would be purchased from us directly, and not from the underwriter, at a price per share equal to the initial public offering price per share, (ii) no underwriting discount would be payable by us or by Mr. Ferdinand on any such shares, (iii) we will, however, pay a fee on any such shares to the underwriter, which fee will be in the same amount as the underwriting discount and (iv) any such shares purchased by Mr. Ferdinand would reduce the aggregate number of shares offered to investors generally through the underwriter.

The disclosure set forth in the Preliminary Prospectus has been updated to indicate that (i) although our financial results for the second quarter ended June 30, 2013 are not yet available, we currently expect that our total revenues will decrease from approximately $1.8 million in the first quarter of 2013 to approximately $1.3 million in the second quarter of 2013, (ii) we currently expect to report a net loss of approximately $21.7 million for the second quarter of 2013 as compared to a net loss of approximately $5.1 million for the three months ended March 31, 2013 and (iii) we currently expect to report that our net current assets decreased to approximately $2.4 million at June 30, 2013 as compared to approximately $5.7 million at March 31, 2013 and our shareholders’ equity decreased to approximately $30.0 million at June 30, 2013 as compared to approximately $35.0 million at March 31, 2013. These preliminary results for the second quarter ended June 30, 2013 are subject to change.

The disclosure set forth on the front cover of the Preliminary Prospectus has been updated in its entirety to read as set forth on Exhibit A.

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary—The Offering” has been updated in its entirety to read as set forth on Exhibit B.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors—Risks Related to this Offering, Our Common Stock and Our Organizational Structure” has been updated in its entirety to read as set forth on Exhibit C.

The disclosure set forth in the Preliminary Prospectus under “Use of Proceeds” has been updated in its entirety to read as set forth on Exhibit D.

The disclosure set forth in the Preliminary Prospectus under “Dilution” has been updated in its entirety to read as set forth on Exhibit E.

The disclosure set forth in the Preliminary Prospectus under “Selected Historical Consolidated Financial Data” has been updated in its entirety to read as set forth on Exhibit F.

The disclosure set forth in the Preliminary Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Liquid Predecessor Companies—Three Months Ended March 31, 2012” has been updated in its entirety to read as set forth on Exhibit G.

The table and the related footnotes set forth in the Preliminary Prospectus under “Principal and Selling Stockholders” have been updated in their entirety to read as set forth on Exhibit H.

The disclosure set forth in the Preliminary Prospectus under “Certain Relationships and Related Third Party Transactions—Formation Transactions” has been updated in its entirety to read as set forth on Exhibit I.

The disclosure set forth in the Preliminary Prospectus under “Description of Capital Stock” has been updated in its entirety to read as set forth on Exhibit J.

The disclosure set forth in the Preliminary Prospectus under “Shares Eligible for Future Sale” has been updated in its entirety to read as set forth on Exhibit K.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we, the underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by contacting Sandler O’Neill + Partners, L.P., via telephone: 1-866-805-4128; email: syndicate@sandleroneill.com; or standard mail at Sandler O’Neill + Partners, L.P., 1251 Avenue of the Americas, 6th Floor, New York, NY 10020, Attention: Prospectus Department.

Exhibit A

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to completion, dated July 24, 2013

4,200,000 Shares

Common Stock

This is our initial public offering and, prior to this offering, there has been no public market for our common stock. We are offering 4,200,000 shares of our common stock.

We anticipate that the initial public offering price per share will be between $9 and $11. Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “LIQD.”

Brian Ferdinand, one of our founders and Vice Chairman of the Board and Head of Corporate Strategy, and Douglas Von Allmen, a beneficial owner of more than 10% of our common stock, have indicated an interest in purchasing an aggregate of up to $16 million of our shares of common stock in this offering at the initial public offering price. Any such shares purchased by Mr. Ferdinand would be purchased from us directly at a price per share equal to the initial public offering price per share specified below, which we refer to as the “direct offering,” and not from the underwriter, and no underwriting discount would be payable by us or by Mr. Ferdinand on any such shares. We will, however, pay a fee on any such shares to the underwriter, which fee will be in the same amount as the underwriting discount. Any such shares purchased by Mr. Ferdinand would reduce the aggregate number of shares offered to investors generally through the underwriter, which we refer to as the “underwritten offering,” and together with the direct offering, “this offering.” Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect to purchase a different amount of shares or not to purchase any shares in this offering.

After the completion of this offering, our principal stockholders, executive officers and directors will hold 60% of the voting power of all outstanding shares of our common stock, or 67% if Messrs. Ferdinand or Von Allmen purchase an aggregate of $16 million of our shares of common stock in this offering.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and are eligible for certain reduced public company reporting requirements.

Investing in our common stock involves significant risks. You should carefully read and consider the risk factors described in this prospectus before making a decision to purchase our common stock. See “Risk Factors” beginning on page 16 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)(2)	$	$
Proceeds, before expenses, to us	$	$

(1)	Represents the maximum amount payable by us. In the event Mr. Ferdinand purchases shares from us directly, in lieu of an underwriting discount, we have agreed to pay a fee on any such shares to the underwriter, which fee will be in the same amount as the underwriting discount.
(2)	See “Underwriting” for disclosure regarding the underwriting discount and certain expenses payable to the underwriter by us.

We have granted the underwriter a 30-day option to purchase up to 630,000 additional shares of our common stock at the initial public offering price, less the underwriting discount, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the shares of common stock only in book-entry form through the facilities of The Depository Trust Company on or about                     , 2013, subject to customary closing conditions.

Prospectus dated                     , 2013

Exhibit B

The Offering

Common stock offered by us	4,200,000 shares(1)

Over-allotment option	We have granted the underwriter a 30-day option to purchase up to 630,000 additional shares of our common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

Common stock to be outstanding after this offering	25,537,115 shares (or 26,167,115 shares, if the underwriter exercises its over-allotment option in full).(1)

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $30.0 million, or approximately $35.9 million if the underwriter exercises its over-allotment option in full, at an assumed initial public offering price of $10 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use a portion of the net proceeds from this offering for investments in our technology and our sales and marketing functions, and for working capital and general corporate purposes, which may include acquisitions of complementary businesses, products or technologies.

As described in the section titled “Use of Proceeds,” a portion of the proceeds will be used to repay loans from Messrs. Schaeffer, Ferdinand and Ross, to purchase shares of our common stock from Mr. Storms and to make payments to Messrs. Ferdinand, Schaeffer and Keller pursuant to contractual obligations.

Dividends on common stock	We have not declared or paid any cash dividends on our common stock since our inception and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Proposed NASDAQ Global Market symbol

“LIQD”

(1)	Includes any shares purchased by Mr. Ferdinand directly from us in the direct offering at a price per share equal to the initial public offering price per share in the underwritten offering.

Brian Ferdinand, one of our founders and our Vice Chairman of the Board and Head of Corporate Strategy, and Douglas Von Allmen, a beneficial owner of more than 10% of our common stock, have indicated an interest in purchasing an aggregate of up to $16 million of our shares of common stock in this offering at the initial public offering price. Any such shares purchased by Mr. Ferdinand would be purchased from us directly at a price per share equal to the initial public offering price per share in the underwritten offering, and not from the underwriter, and no underwriting discount would be payable by us or by Mr. Ferdinand on any such shares. We will, however, pay a fee on any such shares to the underwriter, which fee will be in the same amount as the underwriting discount. Any such shares purchased by Mr. Ferdinand would reduce the aggregate number of shares offered to investors generally in the underwritten offering. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect to purchase a different amount of shares or not to purchase any shares in this offering.

The number of shares of common stock to be outstanding after this offering presented above and, unless otherwise expressly indicated or the context otherwise requires, elsewhere in this prospectus, gives effect to the following in connection with the consummation of this offering:

•	the issuance of 626,808 shares, 840,002 shares, and 371,575 shares of common stock to Messrs. Schaeffer, Ferdinand and Gaer, respectively, pursuant to the incentive units they held;

•

the issuance of 185,682 additional shares of common stock to Mr. Ferdinand pursuant to the anti-dilution terms of the incentive units granted to him on December 18, 2012, representing 4% of the aggregate issued and outstanding units of the Company as of the date of such grant, after giving effect to such grant, which specify that Mr. Ferdinand is entitled to an additional grant of common equity interests immediately following the consummation of this offering in order to preclude the dilution of the 4% grant;

•

the issuance of 256,421 shares of common stock to Fundsolve’s former equity holders pursuant to our share purchase agreement in respect of our acquisition of Fundsolve, equivalent to 1% of the number of our common shares to be outstanding upon completion of this offering; and

•	the purchase of 105,000 shares of common stock from Brian Storms, our Chairman of the Board and Chief Executive Officer, as described in the section titled “Use of Proceeds.”

The number of shares of common stock issuable to Mr. Ferdinand in respect of his December 18, 2012 incentive unit award and to Fundsolve’s former equity owners in connection with the consummation of this offering is dependent upon the number of shares sold by us in this offering. As a result, if we increase or decrease the number of shares sold by us in this offering, the number of shares issuable to Mr. Ferdinand and Fundsolve’s former equity owners will change such that, following completion of this offering, the number of shares issued to Fundsolve’s former equity owners is equivalent to 1% of the number of our common shares to be outstanding upon completion of this offering (including the shares being sold by us in this offering and not including shares that may be sold pursuant to any exercise of the underwriter’s over-allotment option) and the number of shares issued to Mr. Ferdinand is equivalent to 4% of the number of our common shares to be outstanding upon completion of this offering (including the shares being sold by us in this offering and not including shares that may be sold pursuant to any exercise of the underwriter’s over-allotment option), less 840,002 shares previously issued to Mr. Ferdinand pursuant to his incentive units. For example, if we were to increase the number of shares of common stock sold by us in this offering by 500,000 shares, the number of shares issuable to Mr. Ferdinand and Fundsolve’s former equity owners would be 468,419 shares and the number of shares of common stock outstanding upon completion of this offering would be 26,063,431 shares (or 26,693,431 shares, if the underwriter exercises its over-allotment option in full). If we were to decrease the number of shares of common stock sold by us in this offering by 500,000 shares, the number of shares issuable to Mr. Ferdinand and Fundsolve’s former equity owners would be 415,788 shares and the number of shares of common stock outstanding upon completion of this offering would be 25,010,800 shares (or 25,640,800 shares, if the underwriter exercises its over-allotment option in full).

In this prospectus, unless otherwise indicated or the context otherwise requires, the number of shares of common stock outstanding and the other information based thereon gives effect to our reorganization from a Delaware limited liability company into a Delaware corporation and the concurrent conversion of all of our outstanding common units into shares of our common stock at a ratio of 10,606.81 shares of common stock for each common unit, but does not reflect:

•	any exercise by the underwriter of its over-allotment option to purchase up to 630,000 additional shares of our common stock from us;

•	1,432,185 additional shares of common stock issuable under outstanding but unvested restricted stock units, or RSUs;

•	272,287 additional shares underlying options granted to our employees;

•	additional shares underlying options granted to three of our employees having an aggregate value of $650,000 calculated using the Black-Scholes option pricing model on the date of this offering;

•	1,378,949 additional shares of our common stock reserved for future issuance under our 2012 Amended and Restated Stock Incentive Plan, or Stock Incentive Plan; and

•

the potential issuance of up to 35,599 shares by us of common stock to a single beneficial owner pursuant to the terms of a transfer agreement entered into on May 1, 2013, the terms of which entitle the shares held by this beneficial owner to anti-dilution protection for the period beginning May 1, 2013, and ending on the earliest of immediately prior to the consummation of this offering or January 1, 2015.

On April 24, 2012, Liquid Holdings Group, LLC executed a Limited Liability Company Agreement, or the LLC Agreement, and authorized two classes of common units, Class A Common Units and Non-dilutive Common Units. Both classes had the same privileges, preferences, duties, obligations and rights, except that the Non-dilutive Common Units had anti-dilution rights. On October 22, 2012, Liquid Holdings Group, LLC amended its LLC Agreement to redesignate all outstanding Non-dilutive Common Units and Class A Common Units as Common Units. Unless otherwise indicated or the context otherwise requires, all common share amounts in this prospectus for dates prior to October 22, 2012 retroactively reflect the redesignation of all issuances as Common Units.

Exhibit C

Risks Related to this Offering, Our Common Stock and Our Organizational Structure

The price of our common stock may be volatile and the value of your investment could decline.

Technology stocks have historically experienced high levels of volatility. Our stock price following this offering may fluctuate substantially. Following the completion of this offering, our stock price may be higher or lower than the price you paid in this offering, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in our stock price include the following:

•	changes in financial markets or general economic conditions;

•	market acceptance and performance of our products and services;

•	defects and errors in our products or services;

•	system failures and disruptions;

•	the loss of executives or other key employees and our failure to recruit and retain qualified personnel;

•	failure to protect or enforce our intellectual property rights in our proprietary technology;

•	competition from firms with greater financial, technical and marketing resources and access to capital than we have and related competitive pressures;

•	issuances or sales of common stock by us or members of our management team or our Board of Directors;

•	changes in securities analyst recommendations or earnings estimates regarding our common stock, other comparable companies or our industry generally;

•	actual or anticipated fluctuations in our operating results or future prospects;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	significant customer or contract losses; and

•	our ability to raise additional capital on favorable terms as needed.

Issuances or sales of substantial amounts of our common stock in the public markets, or the perception that additional issuances or sales of our common stock might occur, could reduce the price of our common stock and may dilute your voting power and your ownership interest in us.

Issuances or sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these issuances or sales could occur, could adversely affect our stock price and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Upon the closing of this offering, we will have approximately 25,537,115 outstanding shares of common stock (26,167,115 if the underwriter exercises its over-allotment option in full).

All of the shares of common stock sold in this offering will be freely tradable and transferable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by any “affiliate” of ours, as that term is defined in Rule 144 under the Securities Act, including, without limitation, any shares purchased by Mr. Ferdinand in the direct offering.

Subject to certain exceptions described under the section titled “Underwriting” we and all of our directors and executive officers and substantially all of our stockholders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the underwriter for a period of 180 days from the date of this prospectus. When the lock-up period expires, we, our directors and officers and our locked-up stockholders will be able to sell our shares in the public market (subject to any legal limitation on sales by affiliates and any other legal restrictions). In addition, the underwriter may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See the section titled “Shares Eligible for Future Sale” for more information.

After the completion of this offering, holders of up to 16,105,535, or approximately 63.1%, of the outstanding shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. All shares of our common stock held by our existing stockholders are “restricted securities” as defined in Rule 144. These restricted securities were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act. Of these shares, we expect that 8,200,625 shares will be available for public sale under Rule 144 without limitation upon the expiration of the 180-day lock-up period pursuant to the lock-up agreements entered into by these stockholders with the underwriter, assuming we are in compliance with the current public information requirements of Rule 144. We expect that the remaining 13,136,490 of these shares will be available for public sale pursuant to Rule 144 upon expiration of the lock-up period subject to volume limitations, manner of sale restrictions and other limitations applicable to sales of our securities by affiliates of us. We also intend to register the offer and sale of the shares of common stock that we may issue under our equity compensation plans on a registration statement on Form S-8 shortly following completion of this offering and prior to the expiration of the lock-up period referenced above. See the sections titled “Executive Compensation—Equity Incentive Plan” and “Shares Eligible for Future Sale” for more information.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately 60% of the outstanding shares of our common stock immediately after this offering, or 67% if Messrs. Ferdinand or Von Allmen purchase an aggregate of $16 million of our shares of common stock in this offering. As a result, these stockholders will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately adversely affect the market price of our common stock.

We cannot assure you that an active trading market will develop or be sustained for our common stock or the market price at which our common stock will trade.

Although our common stock has been approved for listing on the NASDAQ Global Market, we cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. We cannot predict the prices at which our common stock will trade. The initial public offering price of our common stock was determined by negotiations with the underwriter and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business.

Messrs. Ferdinand and Von Allmen have indicated an interest in purchasing an aggregate of up to $16 million of our shares of common stock in this offering at the initial public offering price. Any shares purchased by Mr. Ferdinand would be purchased from us directly at a price per share equal to the initial public offering price per share in the underwritten offering, and not from the underwriter, and no underwriting discount would be payable by us or by Mr. Ferdinand on any such shares. We will, however, pay a fee on any such shares to the underwriter, which fee will be in the same amount as the underwriting discount. To the extent these existing stockholders are allocated and purchase shares in this offering, such purchases would reduce the available public float for our shares because these stockholders will be restricted from selling their shares under applicable securities laws and the lock-up agreements described in the sections titled “Shares Eligible for Future Sale” and “Underwriting.” As a result, the liquidity of our common stock could be reduced from what it would have been if these shares had been purchased by investors that were not affiliated with us.

We have broad discretion in the use of the net proceeds that we receive from this offering.

Although we currently intend to use the net proceeds to us from this offering in the manner described in the section titled “Use of Proceeds,” we will have broad discretion in the application of the net proceeds. Shareholders may not agree with such uses and the net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value. Our failure to apply the net proceeds effectively could affect our ability to continue to develop and sell our products and services and grow our business, which could cause the value of your investment to decline.

The requirements of being a public company will strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the listing requirements of the NASDAQ Global Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources, particularly after we no longer qualify as an “emerging growth company” as defined in the recently enacted Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and operating results and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired a Chief Financial Officer, General Counsel and a controller to help us to comply with these requirements, we may need to hire more employees in the future, which will increase our operating costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business and operating results may be harmed.

The JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC.

The JOBS Act is intended to reduce the regulatory burden on “emerging growth companies.” As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurred after December 8, 2011 and whose annual gross revenue is less than $1.0 billion will, in general, qualify as an “emerging growth company” until the earliest of:

•	the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;

•	the last day of its fiscal year in which it has annual gross revenue of $1.0 billion or more;

•	the date on which it has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

•

the date on which it is deemed to be a “large accelerated filer,” which will occur at the time the company (a) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (b) has been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (c) has filed at least one annual report pursuant to the Exchange Act.

Under this definition, we will be an “emerging growth company” upon completion of this offering and we could remain an emerging growth company until as late as December 31, 2018.

The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things:

•

be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

•

be exempt from the “say on pay” provisions (requiring a non-binding stockholder vote to approve compensation of certain executive officers), the “say on golden parachute” provisions (requiring a non-binding stockholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, and certain disclosure requirements of the Dodd-Frank Act relating to compensation of its chief executive officer;

•

be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act and instead provide a reduced level of disclosure concerning executive compensation;

•	be permitted to delay compliance with new or revised financial accounting standards available under Section 102(b) of the JOBS Act; and

•

be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

Although we are still evaluating the JOBS Act, we currently intend to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company,” except that we have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act.

Our qualification as an “emerging growth company” means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an “emerging growth company,” we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our stock price may be adversely affected.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC and NASDAQ regarding our internal control over financial reporting. We may not complete needed improvements to our internal control over financial reporting in a timely manner, or our internal control over financial reporting may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock and your investment.

Upon completion of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and NASDAQ. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. As of December 31, 2012, material weaknesses existed in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, that creates a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. See the information under the heading “—If we fail to remediate our current material weaknesses and deficiencies in our internal control over financial reporting or we are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected, our reputation could be harmed and our stock price could decline significantly.”

Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as a public company we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal controls over financial reporting by the time our annual report for the year ending December 31, 2014 is due and thereafter, which will require us to document and make significant changes to our internal control over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time that we cease to be an “emerging growth company,” as defined in the JOBS Act, although, as described in the preceding risk factor, we could potentially qualify as an “emerging growth company” until December 31, 2018. As a result, we will be required to improve our financial and managerial controls, reporting systems and procedures, to incur substantial expenses to test our systems and to make such improvements and to hire additional personnel. If our management is unable to certify the effectiveness of our internal control over financial reporting or if our independent registered public accounting firm cannot deliver (at such time as it is required to do so) a report attesting to the effectiveness of our internal control over financial reporting, or if we identify or fail to remediate material weaknesses in our internal control over financial reporting, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our reputation and the market price of our common stock. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could materially and adversely affect us and cause our stock price to decline significantly.

Because the initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our outstanding common stock, new investors will experience immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock as of March 31, 2013, after giving effect to the issuance of shares of our common stock in this offering, based on the total value of our pro forma tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of $8.95 per share, the difference between the price per share paid for our common stock in this offering and its pro forma net tangible book value per share as of March 31, 2013, after giving effect to the issuance of shares of our common stock in this offering. See the section titled “Dilution” for more information.

If securities or industry analysts do not publish research or reports about us, or publish inaccurate or unfavorable research or reports about us, our stock price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our stock or change their opinion of our stock, our stock price would likely decline. If one or more of these analysts should cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could also cause our stock price or trading volume to decline.

We do not anticipate paying any cash dividends on the shares of our common stock.

We have not declared or paid any cash dividends since our formation and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Because we do not intend to pay any dividends for the foreseeable future, you may need to sell your shares of common stock to realize your return on your investment, and you may not be able to sell your shares at or above the price you paid for them in this offering. Any determination to pay dividends in the future will be at the sole discretion of our Board of Directors. Accordingly, we may never pay dividends on the shares of our common stock. In addition, our ability to pay any dividends to our stockholders depends on the performance of our subsidiaries and their ability to distribute cash to us through distributions and dividends. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, our and our subsidiaries’ strategic plans, financial results and conditions, liquidity, contractual, legal, financial and regulatory prohibitions and other restrictions on distribution and dividends, capital requirements and business prospects and such other factors as considered to be relevant to such determination.

Our organizational documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

Our certificate of incorporation and bylaws that will be in effect upon completion of this offering contain provisions that could prevent, delay or deter a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our Board of Directors or take other corporate actions, including effecting changes in our management. These provisions include:

•

a classified Board of Directors with three-year staggered terms and directors can only be removed for cause, which could delay the ability of stockholders to change the membership of a majority of our Board of Directors;

•

the ability of our Board of Directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•

the exclusive right of our Board of Directors to elect a director to fill a vacancy created by the expansion of our Board of Directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our Board of Directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by the Chairman of the Board, our Vice Chairman of the Board, our Chief Executive Officer, or a majority vote of our Board of Directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•

the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend certain provisions of our certificate of incorporation and bylaws, which may inhibit the ability of an acquiror to effect such amendments to facilitate an unsolicited takeover attempt; and

•	a provision that certain litigation against us can only be brought in the Court of Chancery of the State of Delaware.

In addition, as a Delaware corporation, we have not opted out of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

Exhibit D

USE OF PROCEEDS

Our net proceeds from this offering are expected to be approximately $30.0 million (or approximately $35.9 million if the underwriter exercises in full its over-allotment option to purchase up to 630,000 additional shares of our common stock), based on an assumed initial public offering price of $10 per share, which is the midpoint of the estimated price range appearing on the cover of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us. Any shares purchased by Mr. Ferdinand would be purchased from us directly at a price per share equal to the initial public offering price per share in the underwritten offering, and not from the underwriter, and no underwriting discount would be payable by us or by Mr. Ferdinand on any such shares. We will, however, pay a fee on any such shares to the underwriter, which fee will be in the same amount as the underwriting discount.

We intend to use a portion of the net proceeds from this offering for investments in our technology and our sales and marketing functions, and for working capital and general corporate purposes, which may also include acquisitions of complementary businesses, products or technologies. We expect that approximately $27.2 million of the net proceeds from this offering will be available to us for these business purposes (or approximately $33.1 million if the underwriter exercises in full its over-allotment option to purchase additional shares). While we routinely engage in discussions with third parties regarding potential acquisitions in the ordinary course of our business, we do not have any current arrangements, definitive agreements or commitments with respect to any potential acquisitions, as of the date of this prospectus in which proceeds of the offering would be used.

On June 13, 2013, Mr. Schaeffer, one of our founders and a member of our Board of Directors, loaned us $250,000 to be payable in full on December 13, 2013. The loan bears interest on the unpaid principal balance at a rate of 4% per annum until the earlier of payment in full or December 13, 2013. We expect to use approximately $251,000 of the net proceeds of this offering to repay in full the amount outstanding under this loan. The loan proceeds were used for working capital.

On July 1, 2013, Ferdinand Holdings, LLC, a Delaware limited liability company of which Mr. Ferdinand is the managing member, loaned us $250,000 to be payable in full on December 31, 2013. The loan bears interest on the unpaid principal balance at a rate of 4% per annum until the earlier of payment in full or December 31, 2013. We expect to use approximately $251,000 of the net proceeds of this offering to repay in full the amount outstanding under this loan. The loan proceeds were used for working capital.

On July 11, 2013, Thomas Ross, a member of our Board of Directors, loaned us $250,000 to be payable in full on January 10, 2014. The loan bears interest on the unpaid principal balance at a rate of 4% per annum until the earlier of payment in full or January 10, 2014. We expect to use approximately $250,400 of the net proceeds of this offering to repay in full the amount outstanding under this loan. The loan proceeds were used for working capital.

We intend to purchase 105,000 shares of our common stock from Mr. Storms, our CEO and Chairman of the Board, at a price of $10 per share in connection with the consummation of this offering. Such purchase will be subject to, and conditioned upon, the completion of this offering. In connection with the closing of this offering, we expect to use approximately $1,050,000 of the net proceeds of the offering to purchase these shares from Mr. Storms. The price per share to be paid by us in respect of these shares will be equal to the public offering price per share received by us in this offering, less an amount equal to the underwriting discount payable per share to the underwriter in this offering.

In addition, pursuant to contractual obligations, we are required to make one time payments in an aggregate amount of approximately $1,021,000 to Messrs. Ferdinand, Schaeffer and Keller.

Except as otherwise set forth above, we cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering. Accordingly, our management will have broad discretion over the use of the net proceeds from this offering. Furthermore, the amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, the status of our business and product development, the level of our sales and marketing activities and our investments and acquisitions.

Pending specific application of the net proceeds from this offering, we expect to invest the net proceeds from this offering primarily in short-term, interest bearing, investment grade securities, certificates of deposit or government securities.

Each $1.00 increase (decrease) in the assumed initial public offering price of $10 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, by approximately $3.9 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 500,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, by approximately $4.7 million, assuming the assumed initial public offering price per share remains the same. We do not expect that a change in the initial public offering price per share or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering.

Exhibit E

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering. Dilution occurs because the per share offering price of our common stock in this offering is substantially in excess of the pro forma net tangible book value per share attributable to our existing owners. Pro forma net tangible book value represents net book equity excluding intangible assets, if any.

Our pro forma net tangible book value as of March 31, 2013 was $(1,305,000), or $(0.06) per share, based on the total number of shares of our common stock outstanding as of March 31, 2013 after giving effect to the conversion; the issuance of 185,682 additional shares of common stock to Mr. Ferdinand pursuant to the anti-dilution terms of the incentive units granted to him on December 18, 2012, representing 4% of the aggregate issued and outstanding units of the Company as of the date of such grant, after giving effect to such grant, which specify that Mr. Ferdinand is entitled to an additional grant of common equity interests immediately following the consummation of this offering in order to preclude the dilution of the 4% grant; the issuance of 256,421 shares of common stock to Fundsolve’s former equity holders pursuant to our share purchase agreement in respect of our acquisition of Fundsolve, equivalent to 1% of the number of our common shares to be outstanding upon completion of this offering; and the purchase of 105,000 shares of common stock from Brian Storms, our Chairman of the Board and Chief Executive Officer, as described in the section titled “Use of Proceeds.” Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of common stock, after giving effect to the pro forma adjustments referenced in the section titled “Capitalization.”

Assuming an initial public offering price of $10 per share, the midpoint of the price range on the cover page of this prospectus, the sale by us of 4,200,000 shares of our common stock in this offering, after deducting underwriting expenses and commission and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2013 would have been $26,800,000 or $1.05 per share. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by a new investor, as illustrated in the following table:

Assumed initial public offering price per share of common stock	$10
Pro forma as adjusted net tangible book value per share of common stock as of March 31, 2013	$1.05

Dilution per share to new investors	$8.95

If the underwriter exercises in full its over-allotment option to purchase up to 630,000 additional shares of our common stock, our pro forma as adjusted net tangible book value per share will be $1.25 per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders will be $0.20 per share and the dilution per share to new investors purchasing shares in this offering will be $8.75 per share.

The following table presents, on a pro forma as adjusted basis as of March 31, 2013, as discussed above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price to be paid by new investors purchasing shares of our common stock in this offering. The table reflects an initial public offering price of $10 per share (the midpoint of the price range on the cover page of this prospectus) before deducting the underwriting discount and estimated offering expenses:

	Shares purchased		Total consideration			Average price per share
	Number	Percent	Amount		Percent
Existing stockholders	21,337,115	84%	$75,242,000	(1)	64%	$3.53
New investors	4,200,000	16	42,000,000		36	10.00

Total	25,537,115	100%	$117,242,000		100%

(1)	Consists of $18,850,000 in cash and $56,392,000 in assets contributed in exchange for equity issued. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Business Combinations, Goodwill and Other Intangibles” for a discussion of the method we used to value contributed assets.

A $1.00 increase (or decrease) in the assumed initial public offering price of $10 per share would increase (or decrease) the total consideration paid by new investors in this offering and by all investors by $4,200,000, and would increase (or decrease) the average price per share paid by, and dilution to, new investors by $1.00, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriter’s over-allotment option to purchase additional shares of our common stock. If the underwriter exercises its over-allotment option to purchase additional shares of our common stock in full, our existing stockholders will own 82% and our new investors will own 18% of the total number of shares of common stock on an as converted basis outstanding immediately after this offering.

The number of common shares outstanding in the table above does not include:

•	272,287 additional shares underlying options granted to our employees;

•	additional shares underlying options granted to three of our employees having an aggregate value of $650,000 calculated using the Black-Scholes option pricing model on the date of this offering;

•	1,378,949 additional shares of our common stock reserved for future issuance under our 2012 Amended and Restated Stock Incentive Plan, or Stock Incentive Plan; and

•

the potential issuance of up to 35,599 shares by us of common stock to a single beneficial owner pursuant to the terms of a transfer agreement entered into on May 1, 2013, the terms of which entitle the shares held by this beneficial owner to anti-dilution protection for the period beginning May 1, 2013, and ending on the earliest of immediately prior to the consummation of this offering or January 1, 2015.

Brian Ferdinand, one of our founders and our Vice Chairman of the Board and Head of Corporate Strategy, and Douglas Von Allmen, a beneficial owner of more than 10% of our common stock, have indicated an interest in purchasing an aggregate of up to $16 million of our shares of common stock in this offering at the initial public offering price. Any such shares purchased by Mr. Ferdinand would be purchased from us directly at a price per share equal to the initial public offering price per share in the underwritten offering, and not from the underwriter, and no underwriting discount would be payable by us or by Mr. Ferdinand on any such shares. We will, however, pay a fee on any such shares to the underwriter, which fee will be in the same amount as the underwriting discount. Any such shares purchased by Mr. Ferdinand would reduce the aggregate number of shares offered to investors generally in the underwritten offering. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect to purchase a different amount of shares or not to purchase any shares in this offering.

Exhibit F

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

You should read the following selected financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and the accompanying notes of Liquid Holdings Group, LLC, the combined financial statements and accompanying notes of Liquid Predecessor Companies, the historical financial statements of certain other entities acquired by us, and the unaudited pro forma condensed combined financial statements and related notes, included elsewhere in this prospectus.

We have presented the condensed consolidated balance sheet data as of December 31, 2012 and March 31, 2013 and the condensed consolidated statement of operations and comprehensive loss data for the period from April 24, 2012 to December 31, 2012 and for the three months ended March 31, 2013 on a historical basis based on the consolidated financial statements and the accompanying notes of Liquid Holdings Group, LLC included elsewhere in this prospectus. We have presented the condensed consolidated balance sheet data as of December 31, 2011 and the condensed consolidated statement of operations and comprehensive loss data for the periods ended April 24, 2012, December 31, 2011 and March 31, 2012 based on the combined financial statements and accompanying notes of Liquid Predecessor Companies included elsewhere in this prospectus.

The following tables set forth selected financial data on a historical basis for Liquid Holdings Group, LLC and the Liquid Predecessor Companies.

	Liquid Holdings Group, LLC		Liquid Predecessor Companies
	For the Period From April 24, 2012 to December 31, 2012	For the Three Months Ended March 31, 2013 (Unaudited)	For the Period From January 1, 2012 to April 24, 2012	For the Three Months Ended March 31, 2012 (Unaudited)	For the Period Ended December 31, 2011
Condensed Consolidated Statement of Operations and Comprehensive Loss Data:
Revenues:
Brokerage activities	$1,295,248	$1,145,852	$—	$—	$63,950
Software services	1,032,534	616,612	—	—	—

Total revenues	2,327,782	1,762,464	—	—	63,950

Cost of revenues:
Brokerage activities	817,559	747,247	—	—	47,810
Software services	690,190	577,160	—	—	—

Total cost of revenues	1,507,749	1,324,407	—	—	47,810

Gross margin	820,033	438,057	—	—	16,140

Operating expenses:
Compensation	28,333,420	2,087,456	73,494	48,713	39,647
Consulting	3,081,002	324,732	—	5,770	—
Depreciation and amortization	2,761,703	1,824,342	6,912	4,970	—
Impairment of goodwill and intangible assets	1,550,652	—	3,300,000	—	—
Other	3,136,097	1,358,075	284,333	186,437	672,523

Total operating expenses	38,862,874	5,594,605	3,664,739	245,890	712,170

Loss from operations	(38,042,841)	(5,156,548)	(3,664,739)	(245,890)	(696,030)

	Liquid Holdings Group, LLC		Liquid Predecessor Companies
	For the Period From April 24, 2012 to December 31, 2012	For the Three Months Ended March 31, 2013 (Unaudited)	For the Period From January 1, 2012 to April 24, 2012	For the Three Months Ended March 31, 2012 (Unaudited)	For the Period Ended December 31, 2011
Non-operating income (expenses):
Registration rights penalty expense	(1,674,704)	—	—	—	—
Gain on contingent consideration payable	1,545,000	—	3,300,000	—	—
Unrealized gain (loss) on contingent consideration payable	129,000	(34,619)	—	—	—
Other, net	(306,659)	9,877	—	—	—

Total non-operating (expense) income, net	(307,363)	(24,742)	3,300,000	—	—

Loss before income taxes	(38,350,204)	(5,181,290)	(364,739)	(245,890)	(696,030)
Income tax benefit	104,340	71,975	—	—	—

Net loss	(38,245,864)	(5,109,315)	(364,739)	(245,890)	(696,030)
Other comprehensive income (losses):
Foreign currency translation	(18,073)	14,559	—	—	—

Total comprehensive loss	$(38,263,937)	$(5,094,756)	$(364,739)	$(245,890)	$(696,030)

Earnings (loss) per common share:
Basic	$(2.46)	$(0.26)

Diluted	$(2.46)	$(0.26)

Weighted average common shares:
Basic	15,517,444	19,966,153

Diluted	15,517,444	19,966,153

	Liquid Holdings Group, LLC at December 31, 2012	Liquid Holdings Group, LLC at March 31, 2013 (Unaudited)	Liquid Predecessor Companies at December 31, 2011
Condensed Consolidated Balance Sheet Data:
Assets:
Cash and cash equivalents	$1,380,078	$4,166,196	$428,257
Note receivable from related party—QuantX	2,250,000	—	—
Other intangible assets, net of amortization	18,740,125	16,956,594	2,581,000
Goodwill	13,182,936	13,182,936	11,219,402
Other assets	6,395,492	8,301,106	300,000

Total assets	$41,948,631	$42,606,832	$14,528,659

Liabilities and equity:
Contingent consideration payable	$1,561,000	$1,595,619	$5,268,904
Future obligation with IPO	—	—	8,331,498
Other liabilities	4,012,402	5,924,140	1,004,187

Total liabilities	5,573,402	7,519,759	14,604,589
Equity	36,375,229	35,087,073	(75,930)

Total liabilities and equity	$41,948,631	$42,606,832	$14,528,659

Exhibit G

Three Months Ended March 31, 2012

Revenues

The financial statements reflect the results of Liquid Predecessor Companies’ operations for the three months ended March 31, 2012. During this period, Liquid Predecessor Companies’ generated no revenue.

Operating Expenses

Operating expenses were $245,890 for the three months ended March 31, 2012, including rent expense of $107,714, compensation expense of $48,713, professional and consulting fees of $22,509, depreciation and amortization of $4,970 and other expenses of $61,984. These fees and expenses related to the support of existing operations and the pursuit of ongoing business opportunities.

Net Loss

During the three months ended March 31, 2012, Liquid Predecessor Companies incurred a net loss of $245,890.

Exhibit H

PRINCIPAL STOCKHOLDERS

The following tables set forth certain information with respect to the beneficial ownership of our capital stock as of July 24, 2013 by:

•	each stockholder known by us to be the beneficial owner of more than 5% of any class of our outstanding voting stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated in the footnotes below, based on information supplied to us by or on behalf of the stockholders, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 21,000,012 common shares outstanding as of July 24, 2013. The number of shares of common stock to be outstanding after this offering gives effect to additional issuances of common stock to Messrs. Shaeffer, Ferdinand and Gaer, certain other of our stockholders, and Fundsolve’s former equity holders and the Company’s purchase of shares from Mr. Storms, pursuant to certain contractual obligations, to occur in connection with the consummation of this offering. See the section titled “Description of Capital Stock—Authorized Capitalization” for more information regarding these issuances of common stock and the section titled “Use of Proceeds” for more information on the purchase of shares from Mr. Storms to occur in connection with the consummation of this offering.

Messrs. Ferdinand and Von Allmen have indicated an interest in purchasing an aggregate of up to $16 million of our shares of common stock in this offering at the initial public offering price. Any such shares purchased by Mr. Ferdinand would be purchased from us directly at a price per share equal to the initial public offering price per share in the underwritten offering, and not from the underwriter, and no underwriting discount would be payable by us or by Mr. Ferdinand on any such shares. We will, however, pay a fee on any such shares to the underwriter, which fee will be in the same amount as the underwriting discount. Any such shares purchased by Mr. Ferdinand would reduce the aggregate number of shares offered to investors generally in the underwritten offering. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect to purchase a different amount or not to purchase any shares in this offering. The following table does not reflect any such potential purchases by these existing principal stockholders or their affiliated entities. However, if any shares are purchased by these stockholders, the number of shares of common stock beneficially owned after this offering and the percentage of common stock beneficially owned after this offering by these stockholders will increase from that set forth in the table below.

Unless otherwise indicated in the footnotes to the table, the address of each beneficial owner listed in the table below is c/o Liquid Holdings Group, Inc., 800 Third Avenue, 39th Floor, New York, NY 10022.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Executive Officers and Directors:
Brian Storms(1)	1,119,858	5.33%	1,014,858	3.97%
Brian Ferdinand(2)	5,052,663	24.06%	5,238,345	20.51%
Kenneth Shifrin(3)	—	—	—	—
Robert O’Boyle(4)	—	—	—	—
Jose Ibietatorremendia(5)	—	—	—	—
James Lee(6)	—	—	—	—
Jay Bernstein(7)	444,274	2.12%	444,274	1.74%
Darren Davy	173,667	*	276,235	1.08%
David Francescani	34,733	*	34,733	*
Walter Raquet	—	—	—	—
Thomas Ross(8)	316,507	1.51%	316,507	1.24%
Richard Schaeffer(9)	2,830,185	13.48%	2,830,185	11.08%
Victor R. Simone, Jr.	59,918	*	59,918	*
Dennis Suskind	47,904	*	47,904	*
Allan Zavarro	18,193	*	18,193	*
All Directors and Executive Officers as a Group	10,097,902	48.11%	10,281,152	40.26%

Other 5% Stockholders:
Douglas J. Von Allmen(10)	2,855,338	13.66%	2,855,338	11.18%
Robert Keller(11)	2,258,910	10.76%	2,258,910	8.85%
Samuel Gaer(12)	1,239,913	5.96%	1,239,913	4.86%

*	Less than 1%.
(1)

Mr. Storms holds an additional 506,687 RSUs which are subject to vesting conditions not expected to occur within 60 days of July 24, 2013. Such additional RSUs are not reflected in the above table. The columns under the heading Shares Beneficially Owned After this Offering give effect to our purchase of 105,000 shares of common stock from Mr. Storms, as described in the section titled “Use of Proceeds.”

(2)

Consists of (a) 2,953,412 common shares held by Ferdinand Holdings, LLC, a Delaware limited liability company of which Mr. Ferdinand is the managing member, (b) 654,943 common shares held by Ferdinand Trading II, LLC, a Delaware limited liability company of which Mr. Ferdinand is the managing member, (c) 574,783 common shares held by LT World Limited LLC, a Delaware limited liability company of which Mr. Ferdinand is the managing member, (d) 29,523 common shares held by Mr. Ferdinand directly and (e) 840,002 common shares issued pursuant to incentive units with a profits interest hurdle of $160,000,000 issued to Mr. Ferdinand. The columns under the heading Shares Beneficially Owned After this Offering give effect to the conversion of incentive units into common shares but do not give effect to the potential purchase by Mr. Ferdinand of shares of common stock in the direct offering. Additionally, Mr. Ferdinand has been granted 341,274 RSUs which are subject to vesting conditions not expected to occur within 60 days of July 24, 2013. Such RSUs are not reflected in the above table.

(3)	Mr. Shifrin has been granted 96,288 RSUs which are subject to vesting conditions not expected to occur within 60 days of July 24, 2013. Such RSUs are not reflected in the above table.
(4)

Mr. O’Boyle has been granted 45,566 RSUs and options to acquire 91,420 shares of common stock, which RSUs and options are subject to vesting conditions not expected to occur within 60 days of July 24, 2013. Such RSUs and the shares of common stock underlying the options are not reflected in the above table.

(5)

Mr. Ibietatorremendia has been granted 46,203 RSUs and options to acquire 46,203 shares of common stock, which RSUs and options are subject to vesting conditions not expected to occur within 60 days of July 24, 2013. Such RSUs and the shares of common stock underlying the options are not reflected in the above table.

(6)

Mr. Lee has been granted options to acquire shares of common stock with an aggregate value of $500,000 calculated using the Black-Scholes option pricing model on the date of this offering, which are subject to vesting conditions not expected to occur within 60 days of July 24, 2013. Such options are not reflected in the above table.

(7)

Consists of (a) 270,607 common shares held by Mr. Bernstein and (b) 173,667 common shares held by a trust for which Mr. Bernstein’s spouse shares voting and investment power. Mr. Bernstein disclaims beneficial ownership of the shares held by the trust.

(8)	Consists of (a) 222,743 common shares held by the Thomas R. Ross Irrevocable Trust dated December 20, 2012 and (b) 93,764 common shares held by Mr. Ross.

(9)

Consists of (a) 1,545,412 common shares held by SHAF Holdings LLC, a Delaware limited liability company of which Mr. Schaeffer is the managing member, (b) 657,965 common shares held by Schaeffer Holdings LLC, a Delaware limited liability company of which Mr. Schaeffer is the managing member and (c) 626,808 common shares issued pursuant to incentive units with a profits interest hurdle of $160,000,000 issued to Mr. Schaeffer. The columns under the heading Shares Beneficially Owned After this Offering give effect to the conversion of incentive units into common shares.

(10)

Consists of (a) 2,550,415 common shares held by D&L Partners, L.P., (b) 202,665 common shares held by Von Allmen Partners, L.P. and (c) 102,258 common shares held by NGNG, Inc. The address of D&L Partners, L.P. is 9 Isla Bahia Drive, Ft. Lauderdale, FL 33316. The address of NGNG, Inc. is 9 Isla Bahia Drive, Ft. Lauderdale, FL 33316. The address of Von Allmen Partners, L.P. is 9 Isla Bahia Drive, Ft. Lauderdale, FL 33316. The columns under the heading Shares Beneficially Owned After this Offering do not give effect to the potential purchase by Mr. Von Allmen of shares of common stock in the underwritten offering.

(11)

Consists of (a) 1,603,967 common shares held by CMK Keller Holdings, LLC, a Delaware limited liability company of which Mr. Keller is the sole member and (b) 654,943 common shares held by Ferris Ventures, LLC, a Delaware limited liability company of which Mr. Keller is the managing member.

(12)

Consists of (a) 868,338 common shares held by Samuel Gaer and (b) 371,575 common shares issued pursuant to incentive units with a profits interest hurdle of $150,000,000 issued to Mr. Gaer. The columns under the heading Shares Beneficially Owned After this Offering gives effect to the conversion of incentive units into common shares.

Exhibit I

Formation Transactions

In order to determine the fair value of our common stock for certain of the transactions described below, our management considered, among other factors, valuation analyses prepared by an unrelated third-party specialist.

Fundsolve. On April 23, 2012, we entered into a share purchase agreement with Darren Davy, one of our directors, and Nicholas Bell, the COO of one of our subsidiaries, pursuant to which we agreed to acquire all of the outstanding shares of Fundsolve from Messrs. Davy and Bell. The acquisition was conditioned upon the successful integration of the Fundsolve and GMA software pursuant to a systems integration agreement, dated February 23, 2012, entered into by Messrs. Davy and Bell, Fundsolve and GMA. The integration was completed on July 31, 2012 and we acquired the shares from Messrs. Davy and Bell on such date. As consideration for our acquisition of Fundsolve, we agreed to issue to Messrs. Davy and Bell upon the closing of this offering, an aggregate number of shares of our common stock equal to 1.0% (including 0.4% and 0.6% of the outstanding shares of our common stock to Messrs. Davy and Bell, respectively) of our outstanding shares of common stock immediately after giving effect to the shares being sold in this offering, including any shares sold pursuant to the exercise of the underwriter’s over-allotment option. The approximate aggregate value of the shares of common stock received by Messrs. Davy and Bell in connection with the acquisition will be $2,564,210 (including $1,025,684 and $1,538,526 to Messrs. Davy and Bell, respectively).

Liquid Prime Holdings LLC. On April 24, 2012, we entered into a contribution agreement with Brian Ferdinand, our Vice Chairman of the Board and Head of Corporate Strategy and one of our founders, pursuant to which Mr. Ferdinand agreed to contribute to us all of the outstanding interests in Liquid Prime Holdings, which owns Liquid Prime Services. The contribution became effective upon receipt of regulatory approval on October 5, 2012.

Liquid Trading Institutional LLP. On April 24, 2012, we entered into contribution agreements with entities controlled by Mr. Ferdinand and Robert Keller, one of our founders and a former member of our Board of Directors, pursuant to which such entities agreed to contribute their membership interests in Liquid Trading Institutional to us. The contributions became effective upon receipt of regulatory approval in July 2012.

Liquid Futures, LLC. On April 24, 2012, we entered into contribution agreements with entities controlled by Richard Schaeffer, one of our founders and a member of our Board of Directors, and Mr. Ferdinand, pursuant to which such entities agreed to contribute their membership interests in Liquid Futures to us. The contribution became effective upon receipt of regulatory approval in May 2012.

As consideration for the contributions of Liquid Prime Holdings, Liquid Trading Institutional and Liquid Futures, we issued 3,714,450, 3,280,645 and 2,984,229 common shares, to the entities controlled by Messrs. Ferdinand, Keller and Schaeffer, respectively. The approximate aggregate value of the interests received by the entities controlled by Messrs. Ferdinand, Keller and Schaeffer in connection with these contributions, based on values estimated by our management with consideration given to valuation analysis performed by an unrelated third party specialist, was $123,446,000 (including $45,949,000, $40,582,000 and $36,915,000 to entities controlled by Messrs. Ferdinand, Keller and Schaeffer, respectively).

Tragara Alpha Partners. On April 27, 2012, we entered into a contribution agreement with Tragara Alpha Partners owned by Samuel Gaer, our former CEO and a former member of our Board of Directors, pursuant to which we acquired certain intellectual property assets forming a component of our trading technology platform, including an algorithmic trading program. As consideration for this contribution, we issued 868,338 common shares to Mr. Gaer. The approximate value of the common stock received by Mr. Gaer in the acquisition, based on values estimated by our management with consideration given to valuation analysis performed by an unrelated third party specialist, was $6,183,000.

This acquisition was accounted for in accordance with ASC Subtopic 845-10-S99 – Nonmonetary Transactions – SEC Staff Guidance. This guidance provides that nonmonetary assets exchanged by a shareholder or promoter for part of a company’s common stock just prior to a first-time public offering should be recorded at the transferor’s historical cost basis as determined under U.S. GAAP. The development of the intellectual property was not performed in connection with any existing entity, but rather was developed over time by the sole shareholder of Tragara. No record keeping was maintained to support the historical cost basis of the intellectual property and, as a result, the Company recorded no basis for this nonmonetary asset when exchanged for 5% of the Company’s common stock.

Liquid Partners, LLC. Liquid Partners, LLC was originally formed as Centurion South, LLC, a Florida limited liability company, on May 11, 2010 by Joseph Gamberale and D&L Partners, LP (controlled by Douglas J. Von Allmen, a holder of more than 10% of our common stock). Centurion South, LLC changed its name to Centurion Capital Group, LLC on July 25, 2011, and changed its name to Liquid Partners, LLC and converted to a Delaware limited liability company on March 1, 2012. On September 15, 2011, Edward Feigeles and John Allen became members of Liquid Partners pursuant to the amended operating agreement. The ownership interests of the members under the amended operating agreement were as follows: 37.5% held by Mr. Gamberale; 37.5% held by D&L Partners, L.P.; 15% held by Mr. Feigeles; and 10% held by Mr. Allen.

On December 30, 2011, Liquid Trading Holdings Limited, a company incorporated under the laws of Guernsey with LTIH, LLC (controlled by Mr. Ferdinand) as its sole member, acquired Liquid Partners for a maximum purchase price of $13,600,000 pursuant to a membership unit purchase agreement entered into with the members of Liquid Partners. The members of Liquid Partners received $1,000 in cash and were to be paid the remainder of the purchase price in shares of Liquid Trading Holdings Limited or another holding company to be formed upon the earlier to occur of (i) the initial public offering of Liquid Trading Holdings Limited or such other holding company and (ii) January 1, 2014. On May 11, 2012, Liquid Trading Holdings Limited contributed its equity interests in Liquid Partners and its obligations under the membership interest purchase agreement to us. D&L Partners, L.P. assigned its rights under the membership interest purchase agreement to the Douglas J. Von Allmen Trust dated April 25, 1989. On July 21, 2012, we entered into an amendment to the membership unit purchase agreement, pursuant to which we issued to the former members of Liquid Partners 951,432 common shares in proportion to their ownership interest in Liquid Partners (including 356,787 common shares to an entity controlled by Mr. Von Allmen and 142,714 common shares to Mr. Feigeles, a former member of our Board of Directors). The approximate aggregate value of the interests received by the former members of Liquid Partners in this transaction, based on values estimated by our management with consideration given to valuation analysis performed by an unrelated third party specialist, was $12,439,000 (including $4,665,000 to an entity controlled by Mr. Von Allmen and $1,866,000 to Mr. Feigeles).

LiquidView. On July 30, 2012, we entered into an assignment agreement with Ferdinand Trading, LLC, Brian Ferdinand, Ferris Ventures, LLC, and Robert Keller, pursuant to which we acquired the LiquidView platform, our accounting and management technology. As consideration for our acquisition, we made payments of $1,000,000 and $500,000 to entities controlled by Messrs. Ferdinand and Keller, respectively.

Green Mountain Analytics, LLC. On August 27, 2012, we acquired GMA pursuant to a contribution and exchange agreement entered into with the members of GMA, including entities controlled by Messrs. Ferdinand and Keller. Pursuant to this exchange transaction, we issued to the members of GMA 2,038,857 common shares (including 654,943 common shares each to entities controlled by Messrs. Ferdinand and Keller, respectively). The approximate aggregate value of the interests received by the members of GMA in the exchange transaction, based on values estimated by our management with consideration given to valuation analysis performed by an unrelated third party specialist, was $19,973,000 (including $6,411,000 and $6,411,000 to entities controlled by Messrs. Ferdinand and Keller, respectively).

LTI, LLC. We acquired LTI on September 30, 2012, pursuant to a contribution and exchange agreement with LTI’s equity holders, including Mr. Feigeles, and QuantX (formerly Liquid Trading Int’l LLP), an entity with which Messrs. Ferdinand, Schaeffer and Keller are affiliated. Pursuant to the contribution agreement, each of the members transferred to us all of the outstanding interest in LTI held by them. As consideration for these contributions, we issued to the members of LTI 495,821 common shares (including 174,995 common shares to Mr. Feigeles). The approximate aggregate value of the interests received by the former members of LTI in this transaction, based on values estimated by our management with consideration given to valuation analysis performed by an unrelated third party specialist, was $5,079,000 (including $1,792,000 to Mr. Feigeles). We did not issue any common stock to QuantX in connection with its contribution.

Exhibit J

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our certificate of incorporation and bylaws that will be in effect upon completion of this offering. We refer you to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

Upon completion of this offering, the authorized capital stock of Liquid Holdings Group, Inc. will consist of 200,000,000 shares of common stock, $0.0001 par value per share, of which 25,537,115 shares will be issued and outstanding and 10,000,000 shares of preferred stock, $0.0001 par value per share, of which no shares will be issued and outstanding. The number of shares of common stock to be outstanding after this offering presented above and, unless otherwise expressly indicated or the context otherwise requires, elsewhere in this prospectus, gives effect to the following in connection with the consummation of this offering:

•	the issuance of 626,808 shares, 840,002 shares, and 371,575 shares of common stock to Messrs. Schaeffer, Ferdinand and Gaer, respectively, pursuant to the incentive units they held;

•

the issuance of 185,682 additional shares of common stock to Mr. Ferdinand pursuant to the anti-dilution terms of the incentive units granted to him on December 18, 2012, representing 4% of the aggregate issued and outstanding units of the Company as of the date of the grant, after giving effect to such grant, which specify that Mr. Ferdinand is entitled to an additional grant of common equity interests immediately following the consummation of this offering in order to preclude the dilution of the 4% grant;

•

the issuance of 256,421 shares of common stock to Fundsolve’s former equity holders pursuant to our share purchase agreement in respect of our acquisition of Fundsolve, equivalent to 1% of the number of our common shares to be outstanding upon completion of this offering; and

•	the purchase of 105,000 shares of common stock from Brian Storms, our Chairman of the Board and Chief Executive Officer, as described in the section titled “Use of Proceeds.”

The number of shares of common stock issuable to Mr. Ferdinand in respect of his December 18, 2012 incentive unit award and to Fundsolve’s former equity owners in connection with the consummation of this offering is dependent upon the number of shares sold by us in this offering. As a result, if we increase or decrease the number of shares sold by us in this offering, the number of shares issuable to Mr. Ferdinand and Fundsolve’s former equity owners will change such that, following completion of this offering, the number of shares issued to Fundsolve’s former equity owners is equivalent to 1% of the number of our common shares to be outstanding upon completion of this offering (including the shares being sold by us in this offering and not including shares that may be sold pursuant to any exercise of the underwriter’s over-allotment option) and the number of shares issued to Mr. Ferdinand is equivalent to 4% of the number of our common shares to be outstanding upon completion of this offering (including the shares being sold by us in this offering and not including shares that may be sold pursuant to any exercise of the underwriter’s over-allotment option), less the shares previously issued to Mr. Ferdinand pursuant to his incentive units. For example, if we were to increase the number of shares of common stock sold by us in this offering by 500,000 shares, the number of shares issuable to Mr. Ferdinand and Fundsolve’s former equity owners would be 468,419 shares and the number of shares of common stock outstanding upon completion of this offering would be 26,063,431 shares (or 26,693,431 shares, if the underwriter exercises its over-allotment option in full). If we were to decrease the number of shares of common stock sold by us in this offering by 500,000 shares, the number of shares issuable to Mr. Ferdinand and Fundsolve’s former equity owners would be 415,788 shares and the number of shares of common stock outstanding upon completion of this offering would be 25,010,800 shares (or 25,640,800 shares, if the underwriter exercises its over-allotment option in full).

Common Stock

Holders of shares of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights.

Holders of shares of our common stock are entitled to ratably receive dividends when and if declared by our Board of Directors out of funds legally available therefor, subject to any statutory or contractual prohibitions or other restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution, liquidation or winding up, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our common stock do not have preferences or preemptive, subscription, redemption or conversion rights.

Preferred Stock

Our Board of Directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the number of shares, designation, voting powers (if any) and the preferences and relative participating, optional or other special rights, if any, and any qualifications, limitations or restrictions of each series. The preferred stock, if issued, would have priority over the common stock with respect to dividends and/or distribution of our assets upon liquidation. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Registration Rights

In connection with the closing of this offering, we will enter into a registration rights agreement with certain of our existing stockholders pursuant to which we will grant them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act approximately 16,105,535 shares of our common stock held by them as of the date of the registration rights agreement or any shares thereafter acquired. Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

In any registration made pursuant to such registration rights agreement, all fees, costs, and expenses of underwritten registrations will be borne by us and all selling expenses, including estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered. The registration rights under the registration rights agreement described below will remain in effect until an individual holder is able to sell all of its registrable shares without restriction pursuant to Rule 144 under the Securities Act during any three month period.

Demand Registration Rights

After the completion of this offering, existing shareholders who are party to the registration rights agreement will be entitled to certain demand registration rights. At any time following the six month anniversary after the effective date of this registration statement on Form S-1, the holders of at least 10% of these shares or of a number of shares with an aggregate value of at least $20 million can request that we register all or a portion of their shares. If our Board of Directors determines for any reason that such registration would not be advisable, we have the right to defer such registration, not more than twice in any period of 365 consecutive days, for a period of up to 90 days.

Piggyback Registration Rights

After the completion of this offering, in the event that we propose to register the offer and sale of any of our securities under the Securities Act, either for our own account or for the account of other security holders, our existing shareholders who are party to the registration rights agreement will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act with respect to our common stock, other than with respect to registration related to employee benefit plans on Form S-8 and corporate reorganizations or other transactions to be registered on Form S-4, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Forum

Our certification of incorporation provides that, subject to certain exceptions, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws or (iv) any other action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provision. The enforceability of similar choice of forum provisions in other companies’ charters has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Anti-takeover Effects of the Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and our bylaws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our corporate policies formulated by our Board of Directors. In addition, these provisions also are intended to ensure that our Board of Directors will have sufficient time to fulfill its fiduciary duties to us and our stockholders. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for our takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of us. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of us by the holder of a large block of common stock, and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if such event would be favorable to the interest of our stockholders.

Staggered Board. Upon completion of this offering, we will have a “staggered” Board of Directors consisting of three classes of directors. Directors of each class will be elected for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our stockholders. The terms of the first, second and third classes will expire in 2014, 2015 and 2016, respectively. We believe that classification of our Board of Directors will help to assure the continuity and stability of our business strategies and policies as determined by our Board of Directors.

Removal of Directors; Vacancies. Our directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of not less than 66 2/3% of the outstanding voting power of the issued and outstanding stock entitled to vote generally in the election of directors. In addition, our certification of incorporation and bylaws provide that any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless an entity’s certificate of incorporation provides otherwise. Our certificate of incorporation will not provide for cumulative voting.

Authorized but Unissued Shares; Undesignated Preferred Stock. The authorized but unissued shares of our common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. In addition, our Board of Directors may authorize, without stockholder approval, undesignated preferred stock with voting rights or other rights or preferences designated from time to time by our Board of Directors. The existence of authorized but unissued shares of common stock or preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Stockholder Action by Written Consent. The DGCL permits stockholder action by written consent unless otherwise provided by a corporation’s certificate of incorporation. Our certificate of incorporation precludes stockholder action by written consent.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual or special meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. This provision may have the effect of precluding the consideration of certain business at a meeting of stockholders if the proper notice is not provided and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Calling of Special Meetings of Stockholders. Our certificate of incorporation and bylaws preclude our stockholders from calling special meetings of stockholders or requiring the Board of Directors or any officer to call such a meeting or from proposing business at such a meeting. Our certificate of incorporation and bylaws provide that only the Board of Directors, the Chairman of the Board, the Vice Chairman of the Board or the Chief Executive Officer can call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder cannot require stockholder consideration of a proposal by calling a special meeting of stockholders prior to the time the Board of Directors, the Chairman of the Board, the Vice Chairman of the Board or the Chief Executive Officer believes the matter should be considered or until the next annual meeting if the requestor then meets the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace board members also can be delayed until the next annual meeting.

Amendments; Vote Requirements. The DGCL provides generally that, except as expressly provided in the certificate of incorporation, the affirmative vote of a majority of the outstanding shares of stock entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation provides that our certificate of incorporation and bylaws may be amended only by the affirmative vote of holders of at least 66 2/3% of the outstanding voting power of the issued and outstanding stock entitled to vote thereon.

In addition, our certificate of incorporation grants our Board of Directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

Section 203 of the DGCL

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, with the following exceptions:

•	prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

•

at or subsequent to such time the business combination is approved by the Board of Directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 of the DGCL defines an interested stockholder as any person beneficially owning 15% or more of the outstanding voting stock of the corporation.

Transfer Agent and Registrar

Upon completion of the offering, the transfer agent and registrar for our common stock will be Continental Stock Transfer & Trust Company.

Listing

Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “LIQD.”

Exhibit K

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that issuances or sales of shares of our common stock, or the availability of shares of our common stock for issuance or sale, will have on our stock price prevailing from time to time. Future issuances or sales of our common stock, or the availability of such shares for issuance or sale, could adversely affect our stock price prevailing from time to time and our ability to raise equity capital in the future.

Following the completion of this offering, we will have 25,537,115 outstanding shares of our common stock (or 26,167,115 shares, if the underwriter exercises its over-allotment option in full). Of the outstanding shares, all of the 4,200,000 shares sold in this offering by us will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by an “affiliate” (as that term is defined in Rule 144 promulgated under the Securities Act) of us, including, without limitation, any shares purchased by Mr. Ferdinand in the direct offering, may only be sold in compliance with the limitations described below.

All shares of our common stock held by our existing stockholders are “restricted securities” as defined in Rule 144. These restricted securities were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act. Of these shares, we expect that 8,200,625 shares will be available for public sale under Rule 144 without limitation upon the expiration of the 180-day lock-up period pursuant to the lock-up agreements entered into by these stockholders with the underwriter, assuming we are in compliance with the current public information requirements of Rule 144. We expect that the remaining 13,136,490 of these shares will be available for public sale pursuant to Rule 144 upon expiration of the lock-up period subject to volume limitations, manner of sale restrictions and other limitations applicable to sales of our securities by affiliates of us.

In addition, in connection with the completion of this offering we will enter into a registration rights agreement with certain of our existing stockholders that will require us to register for sale under the Securities Act their shares of our common stock under certain circumstances. See the sections titled “—Registration Rights” and “Description of Capital Stock—Registration Rights.” As of the completion of this offering, holders of 16,105,535 shares, or approximately 63.1%, of our common stock after giving effect to this offering, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. In addition, upon the consummation of this offering, we will issue 185,682 shares of our common stock to Brian Ferdinand and 256,421 shares to the former owners of Fundsolve. All of these shares will be subject to 180-day lock-up periods pursuant to lock-up agreements entered into by these stockholders with the underwriter and 288,250 of these shares will also be subject to volume limitations, manner of sale restrictions and other limitations applicable to sales of our securities by affiliates of us.

Registration Rights

In connection with the closing of this offering, we will enter into a registration rights agreement with certain of our existing stockholders pursuant to which we will grant them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock otherwise held by them. Shares registered under any such registration statement will be available for sale in the open market unless restrictions apply. See the section titled “Description of Capital Stock—Registration Rights.”

Lock-Up Agreements

We, our directors and executive officers and substantially all of our stockholders have entered into lock-up agreements not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for common stock, for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions, without the prior written consent of Sandler O’Neill & Partners, L.P. Sandler O’Neill & Partners, L.P. may, in its sole discretion, at any time and without notice, waive any of the terms of the lock-up. Following the lock-up period, our directors and officers and locked-up stockholders will not be eligible to sell their shares in the public market without registration under the Securities Act unless these sales meet the conditions and restrictions of Rules 144 or 701 as described below or another exception from registration under the Securities Act is available. As restrictions on resale end, our stock price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. See the section titled “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to our compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the other requirements of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up periods described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 255,371 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with public information, holding period, volume limitation or notice requirements. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock available for issuance pursuant to our equity compensation plans. Shares issued pursuant to these plans after the effective date of such registration statement will be available for sale in the open market and, for our affiliates, subject to the conditions and restrictions of Rule 144. Such registration statement is expected to be filed and become effective as soon as practicable after the date of this prospectus. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to the lock-up agreements described above to the extent applicable.